UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Centennial Fund V, L.P.
   1428 Fifteenth Street
   Denver, CO  80202
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   7/24/00
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Evoke Communications, Inc.
   EVOK
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
   7/20/00
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Series B Preferred Stock|Immed.   |N/A      |Common Stock           |2,275    |(1)       |D(3)         |                           |
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Series C Preferred Stock|Immed.   |N/A      |Common Stock           |3,736,599|(2)       |D(3)         |                           |
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Series D Preferred Stock|Immed.   |N/A      |Common Stock           |1,333,333|(2)       |D(3)         |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Series B Preferred Stock held by the reporting person automatically converted into 128.21 shares of Common Stock upon the closing of the issuer's public offering.
(2) Each share of Series C and Series D Preferred Stock held by the reporting person automatically converted into Common Stock upon the closing of the issuer's public offering based on a 2:3 conversion ratio.
(3) Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), is the sole general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"). Prior to the Issuer's initial public offering, Fund V held 2,275 shares of the Issuer's Series B Preferred Stock, 3,736,599 shares of the Issuer's Series C Preferred Stock, and 1,333,333 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public offering. By virtue of the relationships described above, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund
V.
        Holdings V is also the sole general partner of Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs V"), and may be deemed to control
Entrepreneurs V and possess indirect beneficial ownership of the Issuer's securities directly beneficially owned by Entrepreneurs V. Prior to the Issuer's initial public offering, Entrepreneurs V held 225 shares of the Issuer's Series B Preferred Stock and 115,564 shares of the Issuer's Series C Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
        Mr. Steven C. Halstedt, a director of the Issuer, is one of four general partners of Holdings V. Mr. Halstedt is also one of the five managing principals of Centennial Holdings VI, LLC, a Delaware limited liablity company ("Holdings VI"), which in turn is the sole general partner of Centennial
Fund VI, L.P., a Delaware limited partnership ("Fund VI"). Prior to the Issuer's initial public offering, Fund VI held 4,742,423 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
       Mr. Halstedt is also one of five managing principals of Centennial Holdings I, LLC, a Delaware limited liability company ("Holdings I"). Prior to the
Issuer's initial public offering, Holdings I held 99,841 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
        Holdings VI is also the sole general partner of Centennial Entrepreneurs Fund VI, L.P. ("Entrepreneurs VI") and may be deemed to control Entrepreneurs VI and possess indirect beneficial ownership of the Common Stock held by Entrepreneurs VI. Prior to the Issuer's initial public offering, Entrepreneurs VI held 124,801 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common
Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
        Holdings VI is also the sole general partner of Centennial Strategic Partners VI, L.P. ("Strategic VI"), and may be deemed to control Strategic VI and possess indirect beneficial ownership of the Common Stock held by Strategic
VI.  Prior to the Issuer's initial public offering, Strategic VI held
249,602 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
        By virtue of the relationships described above and their roles with Holdings I, Fund V, Holdings V, Fund VI, and Holdings VI, each of the four general partners of Holdings V may be deemed to control Holdings I, Holdings V, Fund V and Entrepreneurs V, and each of the five managing principals of Holdings VI may be deemed to control Holdings VI, Fund VI, Entrepreneurs VI and Strategic VI (collectively, the "Stockholders").
However, none of such general partners or managing principals, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by the Stockholders, and, as a result, such general partners and managing principals disclaim beneficial ownership of the Issuer securities directly beneficially owned by the Stockholders except to the extent of their indirect pecuniary interest in the Stockholders.
(4) This form is executed by Steven C. Halstedt, as General Partner of Centennial Holdings V, L.P., the sole General Partner of the Reporting
Person.
SIGNATURE OF REPORTING PERSON
Steven C. Halstedt (4)
DATE
March 15, 2001